

January 27, 2021

Mikael Lundgren
Chief Executive Officer
W Technologies, Inc.
9440 Santa Monica Boulevard, Suite 301
Beverly Hills, CA 90210

> **Re: W Technologies, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 19, 2021**
> **File No. 000-24520**

Dear Mr. Lundgren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed January 19, 2021

Exclusive Forum Provision, page 21

1. We note your amended disclosure in response to our prior comment 4. We also note that you included language in your disclosure that your exclusive forum provision does not apply to claims brought under the Exchange Act. Please advise as to whether your forum selection provision in your Bylaws applies to claims brought under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your risk factors and exclusive forum disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the

Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Exhibits

2.   Please include active links to your exhibits. Refer to Item 601(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony